CRITICAL TRADING, LLC

Statement of Financial Condition

December 31, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69144

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/17** (MM/DD/YY) AND ENDING **12/31/17** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CRITICAL TRADING, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 W. 45TH STREET, 15TH FLOOR
(No. and Street)

New York	**NY**	**10036**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Meyer **646-502-5795**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin CPAs, LLP
(Name – *if individual, state last, first, middle name*)

132 Nassau Street	**New York**	**New York**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Steven Meyer__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__CRITICAL TRADING, LLC__ , as

of __December 31__ , 20 __17__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



Signature

__Manager__

Title





CARLOS J RAMIREZ
Notary Public – State of New York
NO. 01RA6354253
Qualified in Bronx County
My Commission Expires Feb 6, 2021

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a–5(e)(3).

CRITICAL TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

Table of Contents

Page No.

CRITICAL TRADING, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash and cash equivalents	$	46,409
Due from clearing broker		7,599,535
Securities owned, at market value		18,902,163
Dividends and interest receivable		21,893
Fixed assets, less accumulated depreciation of $30,765		4,708
Prepaid expenses		56,154
Other assets		10,000
Total assets	$	26,640,862

LIABILITIES AND MEMBER'S EQUITY

Securities sold, not yet purchased, at market value	$	18,874,570
Due to related party		50,000
Accounts payable		90,249
Accrued expenses		173,645
Total liabilities		19,188,464
Commitments and contingencies		
Member's equity		7,452,398
Total liabilities and member's equity	$	26,640,862

The accompanying notes are an integral part of this financial statement.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Organization

Critical Trading LLC (the "Company") is a Delaware limited liability company formed in 2012 and is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"). The Company is a member of the NYSE ARCA Exchange and the BATS Exchange.

The Company's sole member is Critical Holdings LLC. The liability of members of a limited liability company is generally limited to the member's enforceable obligation to make capital contributions and the member's obligation to return any prohibited distributions.

Nature of Business

The Company is engaged in securities trading and market making. During 2017, the Company's transactions were cleared through two clearing brokers. Substantially all securities are held by ABN AMRO Clearing Chicago LLC.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Valuation and Income Recognition

Securities are carried at fair market value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Realized and unrealized gains and losses on investments are included in the determination of trading income.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities Sold, Not Yet Purchased

The Company has sold securities that it does not own and will, therefore, be obligated to purchase such securities at a future date. The short position is offset by the Company's securities owned and its cash balances at the clearing firm.

Gains, limited to the price at which the Company sold the security short, or losses, unlimited in amount, are recognized at fair value based on the difference between the short sale price and the current market price.

Fixed Assets and Depreciation

The cost of computer equipment is depreciated over the estimated useful lives of the related assets of 3 years on a straight-line basis.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 3 – FAIR VALUE OF INVESTMENTS

Fair Value Measurements

Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. Fair value measurement under generally accepted accounting principles provides for use of a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs, other than quoted market prices included within Level 1 that are observable, either directly or indirectly, and reasonably available. Level 2 inputs may include quoted prices for similar assets or liabilities, or other inputs that are developed based on market data obtained from sources independent of the Company.

Level 3: Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

NOTE 3 – FAIR VALUE OF INVESTMENTS (Continued)

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Company uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 and Level 2 assets or liabilities.

The following are the Company's investments owned and securities sold short by level within the fair value hierarchy at December 31, 2017.

Securities owned	Fair Value	Fair Value Hierarchy
Stocks	$ 5,523,391	Level 1
Options	13,378,772	Level 1
	$ 18,902,163	
Securities sold short		
Stocks	$ 7,415,715	Level 1
Options	11,458,855	Level 1
	$ 18,874,570	

NOTE 4 – INCOME TAXES

No provisions for federal and state income taxes are made in the financial statements, as these taxes are the responsibility of the Company's member.

The Company recognizes the effect of income tax positions only when they are more likely than not of being sustained. At December 31, 2017, management has determined that the Company had no uncertain tax positions that would require financial statement recognition or disclosure.

NOTE 5 – FIXED ASSETS

Major classifications of fixed assets as of December 31, 2017 are summarized as follows:

	Estimated Useful Lives	Cost	Accumulated Depreciation	Net
Computer equipment	3 years	$ 35,473	$ 30,765	$ 4,708

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is a member firm of the NYSE ARCA Exchange, and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. Net Capital is defined as at least, the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. Net Capital, market making and aggregate indebtedness change daily. The Company had net capital of $6,436,905 at December 31, 2017, which exceeded the regulatory requirement of $100,000 by $6,336,905. The ratio of aggregate indebtedness to net capital was 0.0488 to 1 at December 31, 2017.

NOTE 7 – RELATED PARTY TRANSACTIONS

During 2017, the Company's sole member, Critical Holdings LLC converted a $2,000,000 loan into a capital contribution. The loan matured March 31, 2017. Interest paid on the loan was $3,920 for the year. As of December 31, 2017 the Company's sole member is due $50,000 for a payment made on behalf of the Company to a vendor.

NOTE 8 – COMMITMENT

The Company leased office space on a month to month basis from January 1, 2017 through August 31, 2017 and paid occupancy expense of $64,468.

On August 1, 2017, the Company and another entity entered into a five year lease for office space as joint tenants. During 2017, the Company recognized $50,498 in occupancy expense for this lease. Remaining commitments under this operating lease for the Company's 50% share are as follows:

2018	$	151,987
2019		155,787
2020		159,681
2021		163,673
2022		139,055
Totals	$	770,183

In the event the joint tenant defaults on its obligation, the Company could be responsible for the full amount due on the lease.

NOTE 9 – SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2017 and through February 21, 2018, the date of the filing of this report.

NOTE 9 – SUBSEQUENT EVENTS (Continued)

On February 5, 2018, the Company went below its minimum Net Capital requirement at the end of the trading day by $48,589 due to haircuts on its proprietary positions and a market price decline at the end of the trading day. The SEC and FINRA were notified within 24 hours of the event. Subsequent market changes on the Company's hedged portfolio brought the firm's excess Net Capital up to $1,894,404 on the following day.

The Company's member contributed $200,000 on February 8, 2018.

There have been no other material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2017.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Critical Trading, LLC
120 W 45th Street, 15th floor
New York, NY 10036

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Critical Trading, LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Critical Trading, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of Critical Trading, LLC's management. Our responsibility is to express an opinion on Critical Trading, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Critical Trading, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as Critical Trading, LLC's auditor since 2014.

New York, NY
February 21, 2018